Exhibit 99.1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
HAOXIN HOLDINGS LIMITED
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025	As of December 31, 2024
	USD (unaudited)	USD (audited)
ASSETS
Current assets
Cash	$1,560,886	170,431
Restricted cash	3,413	3,350
Accounts receivable, net	10,784,849	19,121,048
Prepayments	21,519,599	7,786,556
Other receivables	712,913	2,953,751
Loans receivables	2,514,937	1,022,107
Total current assets	37,096,597	31,057,243

Property, plant and equipment, net	2,312,800	535,035

OTHER ASSETS
Right-of-use assets, net	—	2,413
Deposits	195,990	156,179
Deferred offering costs	—	489,591
Deferred tax assets	144,707	138,784
Total other assets	340,697	786,967
Total non-current assets	2,653,497	1,322,002
Total assets	39,750,094	32,379,245

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	4,816,014	2,493,390
Accounts payable	293,062	608,230
Other payables and accrued liabilities	50,272	876,688
Amounts due to related parties	—	1,646,512
Operating lease liabilities, current	—	5,052
Current maturities of other financial institutions	383,838	333,012
Tax payable	9,064,749	7,899,124
Total current liabilities	14,607,935	13,862,008

Long-term loans from other financial institutions	172,627	144,696
Total non-current liabilities	172,627	144,696
Total liabilities	14,780,562	14,006,704

Shareholders’ equity
Class A ordinary shares	895	720
Class B ordinary shares	480	480
Shares subscription receivables	(1,200)	(1,200)
Additional paid-in capital	7,237,095	2,957,300
Statutory reserves	895,682	895,682
Retained profits	17,680,348	15,907,979
Accumulated other comprehensive loss	(843,768)	(1,388,420)
Total shareholders’ equity	24,969,532	18,372,541
Total liabilities and shareholders’ equity	$39,750,094	32,379,245

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Six months ended June 30
	2025	2024
	(unaudited) USD	(unaudited) USD
Revenues	$17,842,518	9,326,184

COSTS AND EXPENSES
Transportation costs	13,125,682	6,839,038
General and administrative expenses	431,868	329,364
Sales and marketing expenses	32,868	39,028
Total costs and expenses	13,590,418	7,207,430

INCOME FROM OPERATIONS	4,252,100	2,118,754

OTHER (EXPENSES) INCOME
Interest expenses	(122,453)	(102,155)
Other expenses	(535,177)	(332,134)
Other income	48,977	82,507
Loss on disposal of subsidiaries	(813,141)	-
Total other expenses, net	(1,421,794)	(351,782)

INCOME BEFORE INCOME TAXES	2,830,306	1,766,972

PROVISION FOR INCOME TAXES	1,057,937	548,749

NET INCOME	1,772,369	1,218,223

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	340,263	(392,421)
COMPREHENSIVE INCOME	2,112,632	825,802

Weighted average shares used in computation:
Basic and diluted	12,734,807	12,000,000

EARNINGS PER SHARE – BASIC AND DILUTED	$0.14	0.10

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares				Shares	Additional	Retained		Accumulated Other
	Class A		Class B		Subscription	Paid-in	Earnings		Comprehensive
	Shares	Amount	Shares	Amount	Receivables	Capital	Statutory	Unrestricted	Income (Loss)	Total
		USD		USD	USD	USD	USD	USD	USD	USD
BALANCE, January 1, 2024	7,200,000	$720	4,800,000	$480	$(1,200)	$2,957,300	$895,682	$12,734,276	$(889,284)	$15,697,974
Net income for the year	-	-	-	-	-	-	-	1,218,223	-	1,218,223
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(392,421)	(392,421)
BALANCE, June 30, 2024	7,200,000	$720	4,800,000	$480	$(1,200)	$2,957,300	$895,682	$13,952,499	$(1,281,705)	$16,523,776
BALANCE, January 1, 2025	7,200,000	720	4,800,000	480	(1,200)	2,957,300	895,682	15,907,979	(1,388,420)	18,372,541
Net income for the year	-	-	-	-	-	-	-	1,772,369	-	1,772,369
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	340,263	340,263
Disposal of subsidiaries		$		$	$	$(1,670,100)	$	$-	$204,389	$(1,465,711)
Net Proceeds from the initial public offering	1,750,000	175	-	-	-	5,949,895	-		-	5,950,070
BALANCE, June 30, 2025	8,950,000	$895	4,800,000	$480	$(1,200)	$7,237,095	$895,682	$17,680,348	$(843,768)	$24,969,532

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2025	2024
	USD (Unaudited)	USD (Unaudited)
Operating activities
Net income	1,772,369	1,218,223
Adjustments for:
Loss on disposal of property, plant and equipment	9,666	5,895
Provision for credit loss	18,247	6,583
Amortization of right-of-use assets and interest of lease liabilities	-	6,047
Depreciation for property and equipment	115,864	216,042
Loss on disposal on subsidiaries	813,141	-
Exchange difference	29,998	-
Deferred income tax benefit	(4,562)	(1,646)
Changes in operating assets and liabilities
Accounts receivable	7,677,938	(1,028,840)
Prepayments	(13,601,403)	(314,471)
Other receivables	(130,174)	(1,725,392)
Deposits	(37,140)	(337)
Accounts payable	(133,283)	1,085,406)
Operating lease liabilities	-	(2,641)
Other payables and accrued liabilities	(2,227,777)	(42,788)
Tax payables	1,749,578	948,849
Net cash (used in) provided by operating activities	(3,947,538)	370,930

Investing activities
Purchases of equipment	(2,000,000)	(4,291)
Loans to third parties	(2,502,060)	(1,733,143)
Collection from loans to related parties	1,012,823	2,039,877
Proceeds from disposal of equipment	45,988	—
Net cash (used in) provided by investing activities	(3,443,249)	302,443

Financing activities
Proceeds from short-term bank borrowings	3,244,982	—
Repayment of short-term bank borrowings	(689,408)	(1,000,638)
Loans from other financial institution	289,552	404,835
Repayments of loans from other financial institutions	(218,378)	(391,873)
Advanced from related parties	—	615,913
Repayments to related parties	(314,524)	(299,728)
Proceeds from listing	6,449,265	—
Net cash provided by (used in) financing activities	8,761,489	(671,491)
Increase in cash and cash equivalents	1,370,702	1,882
Cash and cash equivalents at the beginning of the period	173,781	89,731
Effect of exchange rate changes	19,816	(2,093)
Cash and cash equivalents at the end of the period	1,564,299	89,520

Supplemental disclosure of cash flows information
Cash paid during the period for income tax	66,528	42,533
Cash paid during the period for interest	127,045	102,156

HAOXIN HOLDINGS LIMITED AND SUBSIDIARIES

Notes to unaudited interim condensed consolidated financial statements

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Haoxin Holdings Limited and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide trucking and delivery services using its own truckload fleet and subcontractors to meet its customers’ diverse transportation needs across different provinces in the People’s Republic of China (the “PRC” or “China”).

Haoxin Holdings Limited (“Haoxin Cayman”) is a holding company incorporated in the Cayman Islands on April 26, 2022 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Haoxin (BVI) Limited (“Haoxin BVI”) which was established under the laws of the British Virgin Islands on May 13, 2022. Haoxin BVI is also a holding company holding all of the outstanding equity of Haoxin HongKong Limited (“Haoxin HK”) which was incorporated in Hong Kong on May 27, 2022. On April 16, 2025, the Company closed its initial public offering (the “IPO”) of 1,750,000 Shares, at a public offering price of $4.00 per share, for total gross proceeds of $7,000,000, before deducting underwriting discounts, commissions and other related expenses. As of the date of this report, no over-allotment options or warrants are exercised.

Reorganization

A reorganization of the Company’s legal structure was completed on August 4, 2022. The reorganization involved the incorporation of Haoxin Cayman, and its wholly-owned subsidiaries, Haoxin BVI, and Haoxin HK; and the transfer of all equity ownership of Ningbo Haoxin International Logistics Co., Ltd. (“Ningbo Haoxin”) to Haoxin HK from the former shareholders of Ningbo Haoxin.

On August 4, 2022, the former shareholders transferred their 100% ownership interest in Ningbo Haoxin to Haoxin HK, which is 100% owned by Haoxin Cayman through Haoxin BVI. After the reorganization, Haoxin Cayman owns 100% equity interests of Haoxin BVI, Haoxin HK and Ningbo Haoxin. The controlling shareholder of Haoxin Cayman is same as of Ningbo Haoxin prior to the reorganization.

As part of the reorganization, on January 19, 2023, the Company issued 528,000 Class A ordinary shares and 4,799,556 Class B ordinary shares at a consideration of $0.0001 per share to TZJ Global (BVI) Limited and 6,671,444 Class A ordinary shares at a consideration of $0.0001 per share to 15 investors, which increased pro rata the number of shares each shareholder owns and did not change their respective percentage of ownership in the Company. Ordinary shares outstanding after this issuance is 12,000,000 ordinary shares, including (i) 7,200,000 Class A ordinary shares and (ii) 4,800,000 Class B ordinary shares.

Ningbo Haoxin was incorporated on March 18, 2013 in Ningbo, Zhejiang under the laws of the PRC. Zhejiang Haoxin Logistics Co., Ltd. (“Zhejiang Haoxin”), a company providing temperature-controlled truckload service, was incorporated on September 25, 2018 in Ningbo, Zhejiang under the laws of the PRC. Prior to the reorganization, Ningbo Haoxin and Zhejiang Haoxin were under common control. On January 18, 2022, for the purpose of reorganization so that the business of the Company could be rearranged to be under a common holding company, the entire equity interest of Zhejiang Haoxin was transferred to Ningbo Haoxin.

Shenzhen Haiyue Freight Co., Ltd. (“Haiyue”), a company providing urban delivery services, was incorporated on July 10, 2003 in Shenzhen, Guangdong under the laws of the PRC. Shenzhen Longanda Freight Co., Ltd. (“Longanda”), a Haiyue wholly-owned subsidiary providing urban delivery services, was incorporated on October 21, 2004. Prior to the reorganization, Ningbo Haoxin, Haiyue and Longanda were under common control. On April 14, 2022, for the purpose of reorganization so that the business of the Company could be rearranged to be under a common holding company, the entire equity interest of Haiyue was transferred to Ningbo Haoxin.

These transactions were between entities under common control, and therefore accounted for in a manner similar to the pooling of interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the combination.

Since the Company and its subsidiaries are effectively controlled by the same controlling shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Note 2 – Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership as of June 30, 2025	Ownership as of December 31, 2024
Haoxin (BVI) Limited (“Haoxin BVI”)	●	A British Virgin Islands company	100% owned by Company	100% owned by Company
	●	Incorporated on May 13, 2022
	●	A holding company
Haoxin HongKong Limited (“Haoxin HK”)	●	A Hong Kong company	100% owned by Haoxin BVI	100% owned by Haoxin BVI
	●	Incorporated on May 27, 2022
	●	A holding company
Ningbo Haoxin International Logistics Co., Ltd. (“Ningbo Haoxin”)	●	A PRC limited liability company	100% owned by Haoxin HK	100% owned by Haoxin HK
	●	Incorporated on March 18, 2013
	●	Providing Temperature-Controlled Truckload Service
Zhejiang Haoxin Logistics Co., Ltd. (“Zhejiang Haoxin”)	●	A PRC limited liability company	100% owned by Ningbo Haoxin	100% owned by Ningbo Haoxin
	●	Incorporated on September 25, 2018
	●	Providing Temperature-Controlled Truckload Service
Shenzhen Haiyue Freight Co., Ltd. (“Haiyue”)	●	A PRC limited liability company	On May 31, 2025, disposed of 100% equity interest by Ningbo Haoxin	100% owned by Ningbo Haoxin
	●	Incorporated on July 10, 2003
	●	Providing Urban Delivery Services
Shenzhen Longanda Freight Co., Ltd. (“Longanda”)	●	A PRC limited liability company	On May 31, 2025, disposed of 100% equity interest by Haiyue	100% owned by Haiyue
	●	Incorporated on October 21, 2004
	●	Providing Urban Delivery Services

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include assessment of allowance for credit losses, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transactions

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The reporting currency of the Company is the United States Dollars (“U.S. dollar”). The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of income and comprehensive income.

The functional currency of Haoxin Cayman, Haoxin BVI is U.S. dollar. The functional currency of Haoxin HK is Hong Kong dollar. The Company’s subsidiaries with operations in PRC use the local currency, Renminbi (“RMB”), as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting these financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.1636 and 7.2993 as of June 30, 2025 and December 31, 2024, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.2526 and 7.2154 for the periods ended June 30, 2025 and 2024, respectively.

Cash

Cash comprises of cash in banks. As of June 30, 2025 and December 31, 2024, the Company did not have any cash equivalents. Cash were held in accounts at financial institutions located in the PRC‚ which is subject to statutory controls limiting its convertibility into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Restricted cash

Cash balances that have restrictions as to withdrawal or usage are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheet.

Restricted cash balances as of June 30, 2025 and December 31, 2024 were $3,413 and $3,350. Restricted cash solely refers to the cash restricted in the bank account for the using of Corporate Pension Plan.

Accounts Receivable and allowance for credit loss

Accounts receivables are stated and carried at original invoiced amount. Accounts are considered overdue after 180 days.

The Company uses simplified flow rate matrix approach to estimate expected credit losses for the accounts receivable. The allowance for credit loss is estimated for accounts receivable that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions.

Prepayments

Prepayments are cash advanced to suppliers for purchasing goods or services that have not been received or provided to the Company’s customers. This amount is refundable and bears no interest. Prepayment are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of creditworthiness and the economic environment. The allowance for impairment of prepayments were $nil and $nil as of June 30, 2025 and December 31, 2024, respectively.

Other receivables, loan receivables and Deposits

Other receivables primarily include short-term interest-free advances made to third parties and the insurance premium. Deposits are cash deposited to suppliers for purchasing goods or services that made to the Company’s suppliers. Deposits are classified as either current or non-current based on the terms of the respective agreements. Management reviews its other receivables, loan receivables and deposits on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses applicable to ASC 326, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of creditworthiness and the economic environment. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The allowance for credit losses of other receivables was $26,104 and $25,988 as of June 30, 2025 and December 31, 2024, respectively.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Computer and office equipment	3-5 years
Revenue equipment*	4-6 years
Software	6 years

*	Revenue equipment are trucks and trailers used only for providing trucking services.

Deferred Offering Costs

Pursuant to ASC 340-10-S99-1, costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be expensed.

Leases

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For period ended June 30, 2025 and year ended December 31, 2024, no impairment of operating right-of-use assets was recognized.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For period ended June 30, 2025 and year ended December 31, 2024, no impairment of long-lived assets was recognized.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Interest rates that are currently available to the Company for issuance of long-term debt and finance lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value on June 30, 2025 and December 31, 2024, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

Claims accruals

With respect to cargo loss and auto liability, the Company maintains insurance coverage to protect it from certain business risks. Claims accruals represent the uninsured portion of pending claims including estimates of adverse development of known claims, plus an estimated liability for incurred but not reported claims. Upon settling claims and expenses associated with claims where it has third party coverage, the Company is generally required to initially fund payment to the claimant and seek reimbursement from the insurer.

The Company shall be responsible for any loss or damages to the goods entrusted to it or any loss or damage or personal injury happened in the course of the Company’s provision of relevant trucking services. As at the date of this report the Company maintained an adequate insurance coverage in relation to the trucking services to be delivered to its customers and third-party liability. The Company has also maintained sufficient workers’ compensation for its employees.

Revenue Recognition

Revenues are mainly generated from provision of trucking services. For each trip, the Company has a single performance obligation, to transport its customer’s freight from a specified origin to a specified destination, with the transit period typically being less than four days.

The Company subcontracts certain of its trucking services and other transportation services to external transportation companies, primarily to carry out trucking services for customers with demand of irregular delivery schedules. The Company also engages subcontractors when it is under capacity assuming its master service agreements with customers allow subcontracting. Revenue is generated from the same base of customers. The Company evaluates whether its performance obligation is a promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. The Company’s evaluation determined that it is in control of establishing the transaction price, managing all aspects of the shipments process and taking the risk of loss for delivery, collection, and returns. Based on its evaluation of the control model, the Company determined that all of its major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less.

The Company’s remaining performance obligations represent the transaction price allocated to future reporting periods for freight services started but not completed at the reporting date. This includes the unbilled amounts and accrued freight costs for freight shipments in transit. As of June 30, 2025 and December 31, 2024, the Company had $nil and $nil of unbilled amounts recorded in accounts receivable and $nil and $nil of accrued freight costs recorded in accounts payable, respectively.

Our revenue generated from temperature-controlled truckload services and urban delivery services, the disaggregated information of revenues by type of services are as follows:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	Change (%)
	(unaudited)	(unaudited)
Revenues
Temperature-controlled truckload services	$17,313,190	$8,312,245	$9,000,945	108.3%
Urban delivery services	529,328	1,013,939	(484,611)	-47.8%
Total revenue	$17,842,518	$9,326,184	$8,516,334	91.3%

Transportation costs

The transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repair expenses, subcontractor fees, depreciation expenses and other expenses.

Sales and marketing expenses

Sales and marketing expenses mainly include sales staff salaries and travel and entertainment expenses. Salaries incurred for the six months ended June 30, 2025 and 2024 were $20,860 and $34,606, respectively. Travel and entertainment expenses incurred for the six months ended June 30, 2025 and 2024 were $11,499 and $4,021, respectively.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Value added taxes

The Company is subject to value added tax (“VAT”). Revenue from provision of trucking services is generally subject to VAT at the rate of 0%, 6% and 9% starting in April 2019. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in the tax payables on the audited consolidated balance sheet. Revenues are presented net of applicable VAT.

Income taxes

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Comprehensive loss

Comprehensive loss consists of two components, net income and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under US GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its presentation currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

The Company’s chief operating decision maker (“CODM”) has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; d) other parties that has ability to significant influence the management or operating policies of the entity. Management reviews the amount due from related parties on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of creditworthiness and the economic environment.

Liquidity

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on our obligations, lease payments, to support tax payments when we generate taxable income.

As of June 30, 2025, the Company had $1,564,299 in cash and restricted cash. The Company’s working capital was $22,488,662 as of June 30, 2025. The Company’s principal sources of liquidity have been proceeds from providing temperature-controlled truckload services and urban delivery service. As reflected in the consolidated financial statements, the Company had a net income of $1,772,369 for the six months ended June 30, 2025. The Company will require a minimum of approximately $14.6 million over the next twelve months to operate at its current level, either from revenues or fundings from shareholders and banks.

As of June 30, 2025, the Company’s working capital of $22 million was sufficient to support current liabilities of $15 million, based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due over the next twelve (12) months.

Recent issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

Concentrations of Risks

The Company’s concentration of risk did not change materially during the six months ended June 30, 2025 as compared to the year ended December 31, 2024.

Note 3 – Accounts receivable, net

Accounts receivable, net consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Accounts receivable	$11,337,571	$19,735,072
Allowance for credit loss	(552,722)	(614,024)
Total accounts receivable, net	$10,784,849	$19,121,048

Movements of allowance for credit loss are as follows:

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Beginning balance	$614,024	$547,742
Provision	18,247	82,415
Release of allowance due to disposal of subsidiaries	(92,940)	-
Exchange rate effect	13,391	(16,133)
Ending balance	$552,722	$614,024

Note 4 – Prepayments

Prepayments consist of the following:

	June 30, 2025	December 31, 2024
Prepayments
Prepayment – fuel expenses[1]	$9,940,909	$7,455,660
Prepayment – subcontractor costs[2]	11,451,034	189,842
Prepayment – insurance expenses	103,067	114,978
Prepayment – Parts and spares costs	4	2,710
Prepayment – professional fees	-	548
Prepayment – others	24,585	22,818
Total prepayments	$21,519,599	$7,786,556

1.	Since the large fluctuations in fuel price in the market, the Company considers optimizing the overall cost, so the Company purchased fuel when the fuel price is low for future fuel reserve to avoid excessive cost due to the large increase of fuel price in the future. Prepaid fuel expenses primarily involve advance payments to five suppliers.

2.	On January 1, 2025, the Company entered into transportation agreements with Ningbo Zhongjin International Logistics Co., Ltd. and Ningbo Luxiang Logistics Co., Ltd., with contract amounts not exceeding RMB 60 million and RMB 30 million, respectively. The Company prepaid the contract amounts to secure lower transportation costs. As of the date of this report, these agreements were terminated due to reasons attributable to the counterparties. The remaining balance will be fully recovered by May 30, 2026.

Note 5 – Other receivables

Other receivables consist of the following:

	June 30, 2025	December 31, 2024
Other receivables
Advances for operational purpose[1]	$724,339	$2,942,424
Lending – non-interest-bearing	-	24,249
Others	14,678	12,697
Provision for credit loss	(26,104)	(25,988)
Exchange rate effect	-	369
Total Other receivables	$712,913	$2,953,751

1.	As of December 31, 2024, the Company entered into a transportation agreement with Ningbo Luxiang Logistics Co., LTD for the amounts of $1,640,236 (RMB 11,972,576). In December 2024, the agreement was terminated because Ningbo Luxiang Logistics Co., LTD could not continue to provide service. The Company had fully collected the other receivables of $1,640,236 back in 2025.

As of December 31, 2024, the Company entered into a transportation agreement with Ningbo Zhongjin International Logistics Co., LTD for the amounts of $1,248,126 (RMB 9,110,449). In December 2024, the agreement was terminated because Ningbo Zhongjin International Logistics Co., LTD could not continue to provide service. The Company had fully collected the other receivables of $1,248,126 back in 2025.

As of June 30, 2025, the Company entered into a material purchase agreement with Tline Supply Chain Management Co. LTD for the amounts of $640,940. In accordance with the contract terms, the supplier is required to refund the advance payment by May 2026 if the company does not place any order for the material.

Note 6 – Loan receivables

Loan receivables consist of the following:

	June 30, 2025	December 31, 2024
Loan receivables
Lending – non-interest-bearing	$2,514,937	$1,022,107
Total Loan receivables	$2,514,937	$1,022,107

On September 26, 2024, the Company entered into a 12-months term loan with third parties for the amounts of $1,022,107 with no interest. As of the date of this report, the Company has fully collected the loan receivables of $1,022,107.

On May 2, 2025, the Company entered into a 12-months term loans with third parties for the amounts of $2,500,000 with no interest.

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	June 30, 2025	December 31, 2024
Property and equipment
Computer and office equipment	$341,178	$106,518
Software	1,000,000	-
Revenue equipment	4,978,765	5,417,435
Subtotal	6,319,943	5,523,953
Less: accumulated depreciation	(4,007,143)	(4,988,918)
Property and equipment, net	$2,312,800	$535,035

Depreciation expenses for the six months ended June 30, 2025 and 2024 was $115,864 and $216,042, respectively.

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30, 2025	December 31, 2024
Other payables and accrued liabilities
Loan form Guarantor	$-	$253,080
Borrowings – non-interest-bearing	-	240,133
Receipt in advance	-	200,084
Salary payables	36,531	62,574
Others	13,741	120,817
Total other payables and accrued liabilities	$50,272	$876,688

Note 9 – Credit facilities

Short-term bank borrowings

Outstanding balances of Short-term bank borrowings as of June 30,2025 and December 31, 2024 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	June 30, 2025	December 31, 2024
Agricultural Bank of China Limited company Ningbo Beilun branch	From December, 2024 to December, 2025	The 1-year Loan Prime Rate (LPR) published by the National Interbank Funding Center on drawdown date	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	$697,973	$684,997
China CITIC Bank Co., LTD. Ningbo branch	From July, 2024 to July, 2025	The 1-year Loan Prime Rate (LPR) published by the National Interbank Funding Center on drawdown date less 0.2%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	31-July-25	697,973	684,997
Huishang Bank Co., LTD. Ningbo Beilun branch	From September, 2024 to March, 2025	Average rate of 3.9%	Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	9-Mar-25	-	684,997
Bank of China Limited Zhenhai branch	From December, 2024 to December, 2025	The 1-year Loan Prime Rate (LPR) published by the National Interbank Funding Center on drawdown date plus 0.1%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen pledges of mortgages of real estate	-	446,703	438,399
Industrial and Commercial Bank of China Limited Ningbo Beilun Branch	From June, 2025 to June, 2026	The 1-year Loan Prime Rate (LPR) published by the National Interbank Funding Center on drawdown date less 0.4%	- Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen	-	697,973	-
Huishang Bank Co., LTD. Ningbo Beilun branch	From March, 2025 to March, 2026	4.1%	Guarantee by Mr. Zhengjun, Tao, Ms. Shasha, Chen and Zhejiang Haoxin	-	697,973	-
Bank of China Ningbo Beilun Branch	From February, 2025 to February, 2026	The 1-year Loan Prime Rate (LPR) published by the National Interbank Funding Center on drawdown date plus 0.1%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	697,973	-
China CITIC Bank Co., LTD. Ningbo branch	From June, 2025 to June, 2026	The 1-year Loan Prime Rate (LPR) published by the National Interbank Funding Center on drawdown date	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	670,054
Bank of China Limited Zhenhai branch	From January, 2025 to January, 2026	The 1-year Loan Prime Rate (LPR) published by the National Interbank Funding Center on drawdown date less 0.2%	Guarantee by Mr. Zhengjun, Tao and Ms. Shasha, Chen	-	209,392
Total					$4,816,014	$2,493,390

Loans from other financial institutions

The Company sold some revenue equipment to other financial institutions and leased back from them who also provide the Company an option to repurchase the equipment. Because of the options to repurchase back the equipment, in accordance with ASC 606-10-55-68, these transactions are considered as a financing rather than a sales. Loans from other financial institutions also include loans pledged by the Company’s accounts receivables and owned vehicles.

The outstanding balances and maturities schedule of loans from other financial institutions is as follow:

Outstanding balances of loans from other financial institutions as of June 30, 2025 and December 31, 2024 consisted of the following:

Non-financial institutions name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	June 30, 2025	December 31, 2024
Zhongli International Leasing Co., Ltd.	From September 2023 to September 2028	Average rate of 8.46%	Guaranteed by Ms. Shasha Chen and Mr. Zhengjun Tao	-	$151,556	$218,098
Far East Hongxin Inclusive Financial Leasing Co., Ltd..	From February 2025 to January 2028	Average rate of 9.5%	Guaranteed by Ms. Shasha Chen and Mr. Zhengjun Tao		257,202
Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From November 2023 to April 2026	Average rate of 8.84%	Guaranteed by Ms. Shasha Chen and Mr. Zhengjun Tao	-	82,223	160,464
Far East Hongxin Inclusive Financial Leasing (Tianjin) Co., Ltd.	From May 2024 to November 2026	Average rate of 6.08%	Guaranteed by Ms. Shasha Chen and Mr. Zhengjun Tao	-	65,484	99,146
Total					$556,465	$477,708

The maturities schedule of loans from other financial institutions is as follow:

	As of June 30, 2025	As of December 31, 2024
Payments due by period
Less than 1 year	$383,838	$333,012
1-2 years	116,192	136,968
2-3 years	55,203	4,212
3-4 years	1,232	3,516
Total	$556,465	$477,708

Note 10 – Leases

Operating leases as lessee

The Company has operating leases recorded on its consolidated balance sheet for certain office spaces and warehouses that expire on various dates through 2025. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. Generally, when determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements contain lease component only. Payments under the Company’s lease arrangement are fixed and no variable leases costs are included.

The following tables shows ROU assets and lease liabilities, and the associated financial statement line items:

As of December 31, 2024
Assets
Operating lease right-of-use assets, net	$2,413

Liabilities
Operating lease liabilities, current	$5,052
Operating lease liabilities, non-current	$-

Weighted average remaining lease term (in years)	0.25
Weighted average discount rate (%)	3.85%

Information related to operating lease activities for the year ended December 31, 2024 and the six months ended June 30, 2025 are as follows:

	For the six months ended June 30, 2025	For the year ended December 31, 2024

Operating lease right-of-use assets obtained in exchange for lease liabilities	$-	$-
	-
Operating lease expense	$-	$12,251
Short-term lease expense	42,107	59,343
Total	$42,107	$71,594

Note 11 – Related party balances and transactions

Related party balances

The amount due to related parties consists of the following:

RP Name	Relationship	Nature	For the year ended December 31, 2024
Ms. Shasha Chen	Spouse of Mr. Zhengjun Tao	Advances for operational purpose	$94,864
Mr. Lihai Zhang	Senior Employee	Advances for operational purpose	54,139
Ms. Xing Wang	Executive Director	Advances for deferred offering costs	489,591
Ms. Xing Wang	Executive Director	Advances for operational purpose	1,007,918
Total			$1,646,512

On May 30, 2025, the Company disposed its subsidiaries, Haiyue and Longanda, to Mr. Lihai Zhang for a total consideration of RMB 10 million. Upon completion of this transaction, Mr. Lihai Zhang ceased to be a related party of the Company.

Note 12 – Employee benefits government plans

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the Company to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate based on the basic monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

Note 13 – Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Haoxin BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Haoxin HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Haoxin HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the six months ended June 30, 2025 and 2024, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus they are eligible for the above preferential tax rates for small and low-profit enterprises. For the six months ended June 30, 2025, Haiyue and Longanda was eligible to employ this policy.

Significant components of the income tax expenses consisted of the following for the six months ended June 30,2025 and 2024:

	2025	2024
Current income tax expenses	$1,062,499	$550,395
Deferred income tax benefit	(4,562)	(1,646)
Total income tax expenses	$1,057,937	$548,749

Deferred tax assets consist of as follow:

	As of June 30, 2025	As of December 31, 2024
Deferred tax assets:
Allowance for credit loss	$144,707	$138,784

Value added tax

For revenues that are earned by provision of trucking services and received in the PRC are subject to a Chinese VAT at the rate of 9% starting in April 2019, at the rate of 10% starting in May 2018 to March 2019, at the rate of 11% in April 2018 and prior of the gross proceed or at a rate approved by the Chinese local government. For revenues earned by provision of international transportation services and received in the PRC are subject to a Chinese VAT at the rate of 0% starting in May 2016.

Taxes payable consisted of the following:

	As of June 30, 2025	As of December 31, 2024
VAT taxes payable	$475,236	$412,385
Income taxes payable	8,552,155	7,478,630
Other taxes payable	37,358	8,109
Total taxes payables	$9,064,749	$7,899,124

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical metrics, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company was obliged to pay the income tax and the late fees of $8,987,900 and $7,366,799, respectively, as the Company failed to pay the income tax for the years ended December 31, 2024, December 31, 2023, 2022, 2021 and 2020 by May 31, 2025, the deadline for making such tax payment. The Company anticipates an additional accrual related to this same position in the next 12 months.

	For the six months ended June 30, 2025	For the year ended December 31, 2024
Income tax
Balance at beginning of the year	$7,366,799	$5,408,325
Increase related to current year tax positions	1,003,181	1,354,568
Late fee accrual	460,190	781,973
Exchange rate conversion difference	157,730	(178,067)
Settlement	-	-
Balance at end of the year	$8,987,900	$7,366,799

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of June 30, 2025 and December 31, 2024 was $8,987,900 and $7,366,799, respectively. The Company recognizes accrued interest and penalty related to unrecognized tax benefits in income tax expenses. For the six months ended June 30, 2025 and 2024, the Company had accrued late penalty of $460,190 and $331,062, respectively.

Note 14 – Shareholders’ equity

Ordinary shares

Haoxin Cayman was established under the laws of Cayman Islands on April 24, 2022. The authorized number of ordinary shares was 500,000,000 shares with a par value of $0.0001 per ordinary share.

With the effect of resolutions passed by board of directors on April 26, 2022, 556 Class A ordinary shares were issued with a par value of $0.0001 and 444 Class B ordinary shares were issued with a par value of $0.0001. As of the date hereof, the authorized number of ordinary shares is 500,000,000 shares with a par value of $0.0001 and the total issued number of ordinary shares is 1,000.

For reorganization before the IPO, on January 19, 2023, the Company issued 528,000 Class A ordinary shares and 4,799,556 Class B ordinary shares at a consideration of $0.0001 per share to TZJ Global (BVI) Limited and 6,671,444 Class A ordinary shares at a consideration of par value of $0.0001 per share to 15 investors, which increased pro rata the number of shares each shareholder owns and did not change their respective percentage of ownership in the Company.

The holders of Class B ordinary shares are entitled to 20 votes per share and each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary shares delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary share. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. Save and except for voting rights and conversion rights as set out in the second amended and restated memorandum and articles of association, the Class A ordinary shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

On April 16, 2025, the Company closed its firm commitment initial public offering (the “IPO”) of 1,750,000 Shares, at a public offering price of $4.00 per share, for total gross proceeds of $7,000,000, before deducting underwriting discounts, commissions and other related expenses. As of the date of this report, no over-allotment options or warrants are exercised.

The Company has retroactively restated all shares and per share data for all the periods presented pursuant to ASC 260. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Additional paid-in capital

As of June 30, 2025 and December 31, 2024, additional paid-in capital in the consolidated balance sheets represented the contributed capital of the Company.

Shares subscription receivables

For recapitalization before the IPO, on January 19, 2023, the Company issued 7,199,444 Class A ordinary shares and 4,799,556 Class B ordinary shares for a total consideration of $1,200 on a pro rata basis to all existing shareholders. The Company expects to receive the consideration by the end of 2025.

Statutory reserves

In accordance with the relevant PRC laws and regulations, The Company’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the shareholders of each of the Company’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations.

Note 15 – Commitments and Contingencies

Contingencies

As of December 31, 2024 and June 30, 2025, the Company had no outstanding lawsuits or claims.

Note 16 – Dividends

No dividend has been paid or declared by the Company since its date of incorporation.

Note 17 – Subsequent events

The Company has assessed all events from June 30, 2025, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that required disclosure in these consolidated financial statements.

Subsequent to the period ended June 30, 2025, the subcontractor agreements have been terminated due to reasons attributable to the counterparties. The Company expects to fully recover the prepayment balances amounting to $11,425,213 (RMB 81,845,656) by May 30, 2026. Management has assessed the impact of these terminations and concluded that there is no material effect on the Company’s financial position or results of operations as of the reporting date.